SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                 ------------------------------------

                           AMENDMENT NO. 12
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 16, 1996, as amended on October 25, 1996, November 1, 1996, November 4, 1996, November 6, 1996, November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996 and November 22, 1996 (as amended, the "Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a wholly owned subsidiary of CSX Corporation ("CSX") to purchase an aggregate of 17,860,124 of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 26, 1996, CSX issued a press release, a copy of which is attached hereto as Exhibit (a)(23) and is incorporated herein by reference, announcing the final proration factor in connection with the Offer. The foregoing summary description is qualified in its entirety by reference to Exhibit (a)(23).

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(23)   Text of press release issued by CSX, dated
               November 26, 1996.


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


                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CONRAIL INC.



                               By  /s/ Timothy T. O'Toole
                                 ------------------------------
                               Name:  Timothy T. O'Toole
                               Title: Senior Vice President--Finance


Dated as of December 3, 1996


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


                             EXHIBIT INDEX

Exhibit     Description                                          Page No.
-------     -----------                                          --------

*(a)(1)     Offer to Purchase dated October 16, 1996.........
*(a)(2)     Letter of Transmittal............................
*(a)(3)     Text of press release issued by Conrail,
            dated October 15, 1996...........................
*(a)(4)     Letter to shareholders of Conrail dated
            October 16, 1996...............................
*(a)(5)     Form of Summary Advertisement dated
            October 16, 1996.................................
*(a)(6)     Opinion of Lazard Freres & Co. L.L.C.............
*(a)(7)     Opinion of Morgan Stanley & Co. Incorporated.....
*(a)(8)     Text of press release issued by Norfolk,
            dated October 23, 1996...........................
*(a)(9)     Text of press release issued by Conrail,
            dated October 23, 1996...........................
*(a)(10)    Text of press release issued by Conrail,
            dated October 24, 1996...........................
*(a)(11)    Supplement to the Offer to Purchase dated
            November 6, 1996.................................
*(a)(12)    Text of press release issued by Conrail and
            CSX dated November 6, 1996.......................
*(a)(13)    Letter to shareholders dated November 6,
            1996.............................................
*(a)(14)    Opinion of Lazard Freres & Co. LLC dated
            November 5, 1996.................................
*(a)(15)    Opinion of Morgan Stanley & Co. Incorporated
            Dated November 5, 1996...........................
*(a)(16)    Text of press release issued by Conrail,
            dated November 7, 1996...........................
*(a)(17)    Text of press release issued by Conrail,
            dated November 7, 1996...........................
*(a)(18)    Text of press release issued by Conrail,
            dated November 8, 1996...........................
*(a)(19)    Text of press release issued by Conrail and
            CSX, dated November 13, 1996.....................
*(a)(20)    Text of press release issued by Conrail and
            CSX, dated November 19, 1996.....................


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

Exhibit     Description                                          Page No.
-------     -----------                                          --------


*(a)(21)    Text of press release issued by Conrail and
            CSX, dated November 20, 1996.....................
*(a)(22)    Text of press release issued by CSX dated
            November 21, 1996................................
 (a)(23)    Text of press release issued by CSX dated
            November 26, 1996................................
 (b)        Not applicable...................................
*(c)(1)     Agreement and Plan of Merger dated as of
            October 14, 1996.................................
*(c)(2)     Conrail Stock Option Agreement, dated as of
            October 14, 1996.................................
*(c)(3)     CSX Stock Option Agreement dated as of
            October 14, 1996.................................
*(c)(4)     Form of Voting Trust Agreement...................
*(c)(5)     Employment Agreement of Mr. LeVan dated as
            of October 14, 1996..............................
*(c)(6)     Change of Control Agreement of Mr. LeVan
            dated as of October 14, 1996.....................
*(c)(7)     Pages 4-5, and 9-14 of Conrail's Proxy
            Statement dated April 3, 1996....................
*(c)(8)     Complaint in Norfolk Southern et al. v.
            Conrail Inc., et al., No. 96-CV-7167, filed
            on October 23, 1996 in the United States
            District Court for the Eastern District of
            Pennsylvania.....................................
*(c)(9)     First Amended Complaint in Norfolk Southern
            et al. v. Conrail Inc., et al., No. 96-CV-
            7167, filed on October 30, 1996 in the
            United States District Court for the Eastern
            District of Pennsylvania.........................
*(c)(10)    Resolution adopted by the Board of Directors
            of Conrail on November 4, 1996...................
*(c)(11)    First Amendment dated as of November 5, 1996
            to Agreement and Plan of Merger..................
*(c)(12)    Second Amended Complaint in Norfolk Southern
            et. al. v. Conrail Inc., et al.,
            No. 96-CV-7167, filed on November 15, 1996
            in the United States District Court for the
            Eastern District of Pennsylvania.................


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


Exhibit     Description                                          Page No.
-------     -----------                                          --------


*(c)(13)    Voting Trust Agreement, dated as of
            October 15, 1996, by and among CSX,
            Purchaser and Deposit Guaranty National
            Trust (incorporated by reference to
            Exhibit (c)(9) to the Schedule 14D-1)............



----------------------
  *  Previously filed


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